PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

August 28, 2012

“CORRES”

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.   20549

Attention:  Craig Slivka, Esq.

Re:          Linkwell Corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Amended July 26, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
Form 8-K/A
Amended July 26, 2012
Form 10-K for Fiscal Year Ended December 31, 2011
Amended July 26, 2012
File No. 000-24977

Dear Mr. Slivka:

In accordance with my voice mails earlier today, the Company requires additional time until September 11, 2012 in order to file its responsive letter to the staff’s comment letter of August 14, 2012.  The Company requires the additional time in order to obtain further corroborating background and supporting information.

We appreciate the consideration and courtesies provided by the staff.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm

Cc:           Linkwell Corporation